Exhibit (e)(16)

EFiled: Jan 13 2014 04:30PM EST Transaction ID 54837225 Case No. 9245-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KENNETH BODENSTEIN, on behalf of himself	)
and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
TUFCO TECHNOLOGIES, INC., JAMES F.	)
ROBINSON, ROBERT J. SIMON, SAMUEL J.	)
BERO, C. HAMILTON DAVISON, BRIAN	)
KELLY, WILLIAM R. ZIEMENDORF, GRIFFIN	)
HOLDINGS, LLC, TUFCO HOLDINGS, LLC,	)
and PACKERS ACQUISITION SUB, INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Kenneth Bodenstein (“Plaintiff”), by his attorneys, for this Verified Class Action Complaint, alleges upon information and belief, except for his own acts, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a class action brought by Plaintiff, individually and on behalf of the public stockholders of Tufco Technologies, Inc. (“Tufco” or the “Company”), against Tufco, the members of Tufco’s Board of Directors (the “Board” or the “Individual Defendants”), Griffin Holdings, LLC (“Griffin LLC”), Tufco Holdings, LLC (“Parent”), Packers Acquisition Sub, Inc. (“Merger Sub,” and together with Griffin LLC and Parent, “Griffin”). This action arises out of the Individual Defendants’ breaches of fiduciary duties in connection with the proposed sale of the Company to Griffin (the “Proposed Transaction” or “Merger”).

2. Pursuant to the parties’ agreement and plan of merger dated December 20, 2013 (the “Merger Agreement”), Griffin intends to acquire all of the issued and outstanding shares of

Tufco common stock through a tender offer made by Merger Sub, followed by a merger where Tufco’s stockholders will receive $6.07 per share of Tufco’s common stock (the “Merger Price”). Based on the closing price of Tufco shares on December 20, 2013, the Merger Price represents a meager 19% premium to Tufco’s stockholders.

3. In connection with the Merger, Griffin and Bradford Venture Partners, L.P. (“Bradford”), a New York-based private equity firm, have entered into a tender and voting agreement (the “Tender Agreement”) pursuant to which Bradford has agreed to tender 642,033 Tufco shares it currently owns, which represents 14.9% of the Company’s outstanding common stock, and, if necessary, to vote these shares in favor of the Merger and adoption of the Merger Agreement. Along with the Tender Agreement, Bradford has entered into a termination agreement (the “Termination Agreement”) pursuant to which Bradford has agreed to terminate its existing consulting agreement with Tufco in return for a lump sum payment of $530,664.

4. Bradford is Tufco’s largest shareholder and, as of December 13, 2013, owns 2,619,740 Tufco shares, which represents 60.8% of the Company’s outstanding common stock. Irrespective of the Tender Agreement, Bradford has since indicated that it intends to tender all of its Tufco shares in the Proposed Transaction. Similarly, Tufco’s directors and officers have also indicated that they intend to tender all of their Tufco shares in connection with the Merger. Therefore, insiders holding approximately 66.78% of Tufco’s outstanding stock have already agreed to tender their Tufco shares, locking up the Merger and eliminating the need for approval from Tufco’s unaffiliated shareholders.

5. In agreeing to the Merger at its current $6.07 per share price and in its current form, the Individual Defendants have breached their fiduciary duties to the Company’s public shareholders. Among other things, the Board has agreed to a price that is unfair considering the

Company’s growth prospects and has forced the Merger through by conditioning it on the tender of a number of shares that constitutes a majority of Tufco’s outstanding common stock, despite the fact that Bradford, which owns approximately 61% of the Company’s shares and has negotiated for itself a $530,664 cash payment pursuant to the Termination Agreement, has already agreed to tender all of its Tufco shares in connection with the Merger. Bradford has negotiated for itself a substantial payment that was unavailable to the Company’s public shareholders and which is more than four times the Company’s operating income for the entire fiscal year 2012, and because there is no majority-of-the-minority condition, the expected tendering of Bradford’s 61% means that this is “a done deal” and the Company’s public shareholders will have no voice in whether to accept or reject this transaction.

6. In addition, defendants made material omissions and misstatements in the Company’s Recommendation Statement dated January 9, 2014 (the “Recommendation Statement”). As set forth in more detail below, the Recommendation Statement omits material information thereby rendering shareholders unable to decide whether to tender their shares in the Proposed Transaction or seek statutory appraisal rights. For example, the Recommendation Statement omits and/or misrepresents material information concerning the data and inputs underlying the valuation analyses that purport to support the so-called “fairness opinion” provided by Tufco’s financial advisor, Mesirow Financial Inc. (“Mesirow”). These omissions and misstatements constitute a breach of defendants’ fiduciary duties to shareholders.

7. For these reasons, and as set forth in detail herein, Plaintiff seeks to recover damages from the Individual Defendants for their breaches of fiduciary duties and from Griffin for aiding and abetting said breaches.

THE PARTIES

8. Plaintiff is, and has been at all relevant times, an owner of 10,000 shares of Tufco common stock.

9. Defendant Tufco is a publicly traded Delaware corporation that is headquartered at 3161 South Ridge Road, Green Bay, Wisconsin 54304. Tufco provides integrated manufacturing services including wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality and microbiological process management, and manufactures and distributes business imaging paper products. The Company has become a leading provider of contract manufacturing and specialty printing services, and supplier of value-added custom paper products. Tufco common stock trades on the NASDAQ under the ticker “TFCO.”

10. Defendant Griffin LLC is a diversified private equity company investing in real estate as well as buyouts of growth-oriented middle-market consumer product companies in the U.S. Griffin LLC is headquartered at 2121 Avenue of the Stars, Suite 1670, Los Angeles, California 90067.

11. Defendant Parent is a Delaware limited liability company and is wholly owned by Griffin LLC.

12. Defendant Merger Sub is a Delaware corporation created for the sole purpose of effectuating the Merger. Merger Sub is a wholly owned subsidiary of Parent. At the effective time of the Merger, Merger Sub will merge with and into Tufco and Tufco will continue as the surviving corporation.

13. Defendant James F. Robinson (“Robinson”) is, and at all material times hereto has been, Chief Executive Officer (“CEO”), President, and a director of Tufco. Robinson assumed the positions of CEO and President on September 20, 2011. Prior to becoming CEO and President, Robinson served as Vice President of Business Development beginning in January 2010.

14. Defendant Robert J. Simon (“Simon”) is, and at all material times hereto has been, Chairman and a director of Tufco. Proehl has been Chairman and a director of Tufco since February 1992. Simon also serves as a Senior Managing Director and a General Partner of Bradford, the Company’s largest shareholder and beneficial owner of approximately 61% of the Company’s outstanding common stock.

15. Defendant Samuel J. Bero (“Bero”) is, and at all material times hereto has been, a director of Tufco. Bero has been a director of Tufco since 1992. Bero also served as CEO and President of the Company from November 1993 until he retired in July 1995. Bero co-founded Tufco Industries, Inc. (“Tufco Industries”), the Company’s predecessor, in 1974.

16. Defendant C. Hamilton Davison (“Davison”) is, and at all material times hereto has been, a director of Tufco. Davison has been a director of Tufco since 1992.

17. Defendant Brian Kelly (“Kelly”) is, and at all material times hereto has been, a director of Tufco. Kelly has been a director of Tufco since November 2006.

18. Defendant William R. Ziemendorf (“Ziemendorf”) is, and at all material times hereto has been, a director of Tufco. Ziemendorf has been a director of Tufco since May 2008.

19. Each of the Individual Defendants named in paragraphs 14 through 19 were a member of the Board at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Individual Defendant had, and continues to have, an obligation to determine whether the Proposed Transaction is in the best interests of the Company’s stockholders.

20. Tufco, the Individual Defendants, and Griffin are collectively referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action pursuant to Court of Chancery Rule 23 on his own behalf and as a class action on behalf of all stockholders of Tufco, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are being, and/or who will be harmed by, Defendants’ actions as described more fully below (the “Class”).

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of December 13, 2013, Tufco had 4,308,947 shares of common stock issued and outstanding (of which approximately 61% is held by Bradford), held by hundreds, if not thousands, of individuals and entities throughout the country.

24. There are common questions of law and fact that affect the members of the Class, including, inter alia, the following:

(a) Whether Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of loyalty, candor, and due care;

(b) Whether the Individual Defendants have breached their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction;

(c) Whether the Board’s acceptance of the Proposed Transaction was in the best interests of Tufco’s shareholders;

(d) Whether the Defendants, in bad faith and/or for improper motives, have impeded or erected barriers to discourage other offers for Tufco or its assets;

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(f) Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(g) Whether Griffin or its affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

25. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to, or in conflict with, those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27. Defendants have acted or failed to act on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of Tufco

28. Founded in 1992, Tufco is a leader in providing diversified contract wet wipe converting and printing, as well as specialty printing and finishing services and business imaging products. Tufco is the largest contract manufacturer of branded wipes in the U.S. The Company holds a unique position within the industry by offering a broad portfolio of high value-added converted products for its primary markets, along with wide web flexographic printing, adhesive laminations, customer formulation development and blending, and microbiological services. Tufco works closely with its clients to develop products or perform services, which meet or exceed the customers’ quality standards, and then uses its operating efficiencies and technical expertise to supplement or replace its customers’ own production and distribution functions.

29. The Company traces its roots to Tufco Industries, a Wisconsin-based tissue and towel converter for many of the paper industry’s largest companies. Bradford acquired Tufco Industries in 1992 and formed Tufco after merging Tufco Industries with Executive Roll Manufacturing of Dallas, Texas in 1994. Bradford Associates, a general partnership of which defendant Simon is one of two partners, is the sole general partner of Bradford. As a result, defendant Simon, the Company’s Chairman, is the beneficial owner of approximately 61% of the Company’s outstanding common stock.

30. In 1994, the Company entered into a consulting agreement (the “Consulting Agreement”) with Bradford Ventures, Ltd., an affiliate of Bradford, under which Bradford provides various financial consulting services. Under this agreement, in exchange for a fee, Bradford has assisted the Company in structuring its initial public offering, various acquisitions and divestitures and restructuring its long-term obligations.

31. In 1994, Tufco purchased Hamco Industries of Newton, North Carolina, a point-of-sale roll and business forms manufacturer. Two years later, Tufco refined its market strategy to focus on high value-added products in the manufacturing and business imaging sectors. In 2003, Tufco closed the former Executive Roll facility in Dallas, Texas, merging those operations into its plant in Newton, North Carolina, and relocating the corporate office to Green Bay, Wisconsin.

32. As indicated above, the Company markets its products and services through two market segments: Contract Manufacturing and Business Imaging. Tufco conducts operations from two manufacturing and distribution locations in Green Bay, Wisconsin and Newton, North Carolina.

33. The Company’s contract manufacturing facility in Green Bay, Wisconsin offers products and services including wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality, formulation development, blending and microbiological process management. Tufco manufactures products from a wide array of materials, including polyethylene films, nonwovens, paper and tissue. The Company’s products include disposable wet wipes for home, personal care and automotive use, flexible packaging and disposable table covers.

34. The Company’s business imaging facility in Newtown, North Carolina has capabilities that include precision slitting, rewinding, specialty packaging, folding, perforating, and trimming of paper rolls in a large variety of sizes. These capabilities are directed toward converting fine paper materials, including specialty and fine printing papers, thermal papers, inkjet papers and coated products. Tufco’s business imaging facility prints and converts a full range of customized paper products for use in retail, convenience store, restaurant, dry cleaning and bank applications. Additionally, this facility produces an extensive selection of business forms products in laser cut sheets and multi-part forms, as well as wide format rolls for drafting and architectural applications.

35. The Company’s financial results have improved in recent years. For example, on December 18, 2012, Tufco reported its financial results for the full year 2012. The issued press release indicated that gross profit for fiscal year 2012 was $5.8 million compared to $5.2 million in fiscal year 2011. Furthermore, the Company’s operating income was $180,000 in fiscal year 2012 compared to an operating loss of $487,000 in fiscal year 2011. Finally, the Company reported a net loss of only $53,000 in fiscal year 2012 compared to a net loss of $447,000 in fiscal year 2011.

36. More recently, on August 13, 2013, Tufco reported its financial results for the first nine months of 2013. The issue press release reported that gross profit for the first nine months of 2013 was $7.18 million compared to $3.7 million in the same period in 2012. Furthermore, Tufco’s operating income for the first nine months of 2013 was $2.9 million compared to an operating loss of $533,000 for the same period in 2012. Finally, the Company’s net income for the first nine months of 2013 was $1.73 million compared to a net loss of $458,000 for the same period in 2012.

37. On the same day these results were reported, defendant Robinson stated:

The Company had lower sales volumes in the third quarter and first nine months of fiscal 2013 compared to the same periods of fiscal 2012. We achieved improved profitability in the first nine months of fiscal 2013 over the same period in fiscal 2012. Management has an ongoing focus to increase sales and reduce operating costs at both our Green Bay and Newton operations. Additionally, we continue to reduce borrowings under our credit facility and have reduced bank debt by over $5,000,000 in the last nine months.

The Proposed Transaction

38. On December 20, 2013, Tufco issued a press release (“Press Release”) announcing that Tufco had entered into a definitive agreement to be acquired by Griffin in a cash transaction valued at approximately $26.1 million, or $6.07 per common share. The Press Release stated, in part, as follows:

GREEN BAY, WI (December 20, 2013) – Tufco Technologies, Inc. (Nasdaq: TFCO) announced today that it has signed a definitive merger agreement with entities affiliated with Griffin Holdings, LLC (“Griffin”), which provides that Griffin entities will acquire Tufco for $6.07 per share in cash pursuant to a tender offer and second step merger. The Board of Directors of Tufco has unanimously approved the transaction and recommended that Tufco’s stockholders tender their shares in the tender offer. Bradford Venture Partners, L.P., Tufco’s largest stockholder, has agreed to tender in the tender offer shares representing 14.9% of Tufco’s outstanding shares as of the date hereof.

The price per share represents a premium of 19.0% over the closing share price on December 20, 2013, and 17.8% over the 90-day volume-weighted average closing share price as of the same day. In addition, the price per share represents a premium of 42.8% over the current 52-week-low closing share price, which occurred on December 26, 2012.

“This transaction will deliver to Tufco’s stockholders certainty of value and liquidity, immediately upon closing,” said Jim Robinson, Tufco’s President and CEO and a member of its Board of Directors. “Tufco’s board of directors arrived at the decision to enter into a transaction with Griffin after a thorough review of Tufco’s strategic alternatives, which included the contacting of numerous strategic parties and financial sponsors, as part of an extensive competitive bidding process. We believe that Griffin clearly understands our markets and that this transaction will allow Tufco to continue to focus on delivering high quality products and services to our customers. We look forward to the next phase of our company following the closing of the transaction.”

Under the terms of the merger agreement, a subsidiary of Griffin will commence a cash tender offer to purchase all of the outstanding shares of Tufco’s common stock for $6.07 per share within 20 days. The merger agreement provides that, as soon as practicable after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Tufco’s outstanding shares of common stock (on a fully diluted basis) and receipt by affiliates of Griffin of financing under definitive financing commitments delivered to Tufco. The merger agreement contains a provision under which Tufco has agreed not to solicit any competing offers for the company. The parties expect the tender offer to close promptly after the completion of the tender offer.

39. The same day, the Company filed the Merger Agreement with the U.S. Securities and Exchange Commission (“SEC”). As discussed in the Press Release, the Merger Agreement sets forth that Merger Sub will commence a tender offer for the outstanding common stock of the Company at $6.07 per share. The consummation of the tender offer is conditioned upon a minimum tender of at least a majority of the outstanding common stock (the “Minimum Tender Condition”). Following the completion of the tender offer, Merger Sub will conduct a merger of the Company at the same price. As indicated above, on January 9, 2014, the Company filed the Recommendation Statement with the SEC and commenced the tender offer. The tender offer is scheduled to expire on February 6, 2014, a mere 20 business days after it was commenced and less than two months after the Merger was announced.

40. In connection with the Proposed Transaction, Griffin and Bradford have entered into the Tender Agreement. According to the Tender Agreement, Bradford entered into the Tender Agreement “in order to induce Parent and [Merger] Sub to enter into the Merger Agreement.” Pursuant to the Tender Agreement, Bradford has agreed to tender 642,033 of its shares of Tufco common stock pursuant to the tender offer and, if necessary, vote these shares in favor of the Merger. Furthermore, under the terms of the Tender Agreement, Bradford has agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. The Tender Agreement terminates in the event that the Merger Agreement terminates.

41. According to the Recommendation Statement, Bradford has since indicated that it intends to tender all 2,619,740 of its Tufco shares, representing approximately 61% of the Company’s outstanding stock, in connection with the Merger. Tufco’s directors and officers have also agreed to tender all of their Tufco shares in the Proposed Transaction. As a result, insiders holding approximately 66.78% of Tufco’s outstanding stock have already agreed to tender their shares in the Merger, satisfying the Minimum Tender Condition and locking up the Proposed Transaction.

Bradford’s Consulting Agreement With the Company

42. As indicated above, in 1994, the Company entered into the Consulting Agreement with Bradford, under which Bradford provides various financial consulting services in exchange for an annual fee. The Consulting Agreement had an initial term of ten years, with successive automatic renewal terms of one year each unless terminated by either party. During fiscal year 2013, Tufco paid Bradford $497,375 in fees pursuant to this agreement. According to the Company’s 10-K, filed with the SEC on December 31, 2013, the Company “expect[ed] to use the services of Bradford in the future for similar services as well as in any major transaction, such as loans, subsequent public offerings and acquisitions and divestitures.”

43. Despite this pronouncement, concurrent with the execution of the Merger Agreement, the Company and Bradford have entered into the Termination Agreement, pursuant to which the Consulting Agreement, dated as of January 28, 1994, will be terminated. Pursuant to terms of the Termination Agreement, upon consummation of the Proposed Transaction, the Consulting Agreement will be terminated in consideration of the payment by the Company or Griffin to Bradford of a lump sum of $540,664. Therefore, in connection with the Merger, Bradford will be receiving not only $6.07 per share in cash for its 2,619,740 Tufco shares but, unlike Tufco’s other shareholders, will also be receiving a lump sum cash payment of $540,664. As a result of Bradford’s status as the controlling shareholder of Tufco and its negotiations of this significant cash benefit that is unavailable to the minority shareholders of the Company, it will be Bradford’s burden to prove that the transaction is entirely fair to the Company’s minority shareholders. Because of the inadequacy of the Merger price (as discussed below), Bradford will be unable to meet this burden.

Deal Protection Devices

44. The Merger Agreement contains several unreasonable and preclusive deal protection devices designed to ensure Griffin’s acquisition of Tufco at an unfairly low price. The Merger Agreement contains a “No Solicitation” provision, which prevents the Company from soliciting any superior offers from other potential acquirers. Furthermore, even if the Company receives an unsolicited superior offer, Griffin has a right to match any superior offer. In addition, the acceptance of another offer would result in a $1.5 million termination fee, or 5.7% of the deal value, that the Company would be obligated to pay Griffin. In tandem, the deal protection devices created by the Merger Agreement operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

Inadequate Consideration

45. For the reasons discussed below, the Merger Price offered in the Proposed Transaction is grossly inadequate and does not represent the Company’s actual intrinsic value or account for its positive future outlook. First, the Merger Price represents only a 19% premium to the closing price on December 20, 2013, the last trading day prior to the announcement of the Merger. Second, the Merger Price of $6.07 per share is significantly below the Company’s 52-week high of $6.99 per share on July 18, 2013. In fact, Tufco’s common stock traded above the Merger Price as recently as August 6, 2013, closing at $6.25 per share. Third, the Merger Price is well below the Company’s book value of $8.70 per share.

46. Furthermore, as indicated above, after reporting an operating loss in fiscal year 2011 and a small operating profit of $180,000 in fiscal year 2012, Tufco has reported an operating profit of $2.9 million through the first nine months of fiscal year 2013. In addition, as indicated in the Recommendation Statement, the Company has reduced its net debt outstanding from approximately $7.3 million on September 30, 2012 to less than $1.0 million prior to the announcement of the Proposed Transaction. Given the Company’s recent strong performance and financial stability, the Merger Price is inadequate and significantly undervalues the Company’s assets and future prospects.

47. Moreover, the financial analysis performed by Mesirow, the Company’s own financial advisor, indicates that the Merger Price is grossly inadequate and will deprive Tufco shareholders of the full value of their shares.

48. Using a Selected Companies Analysis, Mesirow selected implied enterprise value reference ranges for the Company, derived from certain multiples of enterprise value from selected companies, in order to arrive at a per share implied equity value reference range. This analysis yielded two ranges where the Merger Price was significantly below the low end of the implied range. Specifically, this analysis yielded an implied range based on 2014 NFY Adjusted EBITDA of $6.76 to $8.51 and an implied range based on LTM Adjusted EBITDA of $6.17 to $7.77, as compared to the Merger Price of $6.07.

49. Similarly, using a Selected Transactions Analysis, Mesirow selected implied transaction value reference ranges for the Company, derived from certain multiples of enterprise value from selected transactions, in order to arrive at an implied equity reference range. This analysis yielded an implied range where the Merger Price was significantly below the low end of the implied range. Specifically, this analysis yielded an implied range based on LTM Adjusted EBITDA of $6.97 to $8.57, as compared to the Merger Price of $6.07.

50. The inadequacy of the Merger Price is further demonstrated by Mesirow’s inability to perform a Discounted Cash Flow Analysis. As explained in additional detail below, the Recommendation Statement indicates that Mesirow did not perform a Discounted Cash Analysis “because the Updated Projections did not extend the necessary duration to provide a reasonable basis to perform a discounted cash flow analysis.” Mesirow’s failure to perform this standard valuation analysis, and Tufco shareholders’ inability to use this analysis to evaluate the adequacy of the Merger Price, indicates that the Merger Price is unfair and does not represent the Company’s actual intrinsic value.

The Materially Incomplete and Misleading Recommendation Statement

51. The Recommendation Statement filed with the SEC on January 9, 2014 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares or seek appraisal.

52. First, the financial analyses and opinion provided by Mesirow starting on page 20 of the Recommendation Statement indicates that Mesirow reviewed two sets of Tufco financial projections when conducting its analyses. These two sets of financial projections consisted of preliminary projections prepared by management on November 6, 2013 and updated projections prepared by management on November 30, 2013. Both sets of financial projections consisted of projections of estimated reported sales, gross profit, adjusted EBITDA, Adjusted EBIT, and adjusted pre-tax income for fiscal years 2013 and 2014. Given that the updated financial projections were prepared by management on November 30, 2013, this means that Mesirow, when conducting its analyses of the fairness of the Merger Price, was essentially provided with only 13 months of actual financial projections for the Company. The Recommendation Statement does not indicate whether Company management prepared financial projections beyond fiscal year 2014, why Mesirow was not provided with projections beyond fiscal year 2014, and/or whether Mesirow asked for additional financial projections beyond the following 13 months. Furthermore, the Recommendation Statement does not indicate whether Company management prepared financial projections prior to November 6, 2013 and/or whether it provided different financial projections to Mesirow, Griffin, or any other party contacted during the several marketing periods the Company undertook starting in 2012.

53. Second, the Recommendation Statement indicates that Mesirow conducted a Selected Companies Analysis using “certain multiples of enterprise value based on certain financial data for the Company and those publicly traded companies identified by Mesirow Financial.” The Recommendation Statement does not indicate what criteria Mesirow used in order to select seven comparable companies. Furthermore, while the Recommendation Statement discloses the low, median, mean, and high multiples for the group of companies, it does not indicate the multiples indicated by each individual company. Furthermore, the Recommendation Statement discloses that Mesirow used the multiples derived from the group of companies in order select implied enterprise value reference ranges for the Company. However, the Recommendation Statement does not disclose how these reference ranges for the Company were actually calculated.

54. Third, the Recommendation Statement indicates that Mesirow conducted a Selected Transaction Analysis using “certain enterprise value multiples based on the estimated purchase prices paid in…selected publicly announced transactions.” While the Recommendation Statement discloses the low, median, mean, and high multiples for the group of transactions, it does not indicate the multiples indicated by each individual transaction. Furthermore, the Recommendation Statement discloses that Mesirow used the multiples derived from the group of transactions in order select implied transaction values reference ranges for the Company. However, the Recommendation Statement does not disclose how these reference ranges for the Company were actually calculated.

55. Fourth, the Recommendation Statement fails to disclose material information surrounding the negotiations between the Company, Bradford, and Griffin. In particular, the Recommendation Statement fails to explain why Bradford entered into the Tender Agreement, pursuant to which it agreed to tender approximately 14.9% of Tufco’s outstanding stock, when it has since indicated that it intends to tender all of the Tufco stock it currently owns, which represents approximately 61% of the Company’s outstanding stock.

56. By entering into the Merger Agreement, Defendants have breached their fiduciary duties of loyalty, due care, and candor, and/or have aided and abetted such breaches by the Board. As a result of Defendants’ breaches, Tufco stockholders stand to be deprived of the true value of their shares. Defendants will consummate the Proposed Transaction, and Plaintiff and the other Tufco stockholders will exchange their equity interest in Tufco for inadequate consideration, all to the irreparable harm of Plaintiff and the others stockholders of Tufco.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

57. Plaintiff repeats all previous allegations as if set forth in full herein.

58. In agreeing to the Merger, the Individual Defendants have initiated a process to sell Tufco that imposes a heightened fiduciary responsibility on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction and provide an entirely fair process and price. In this regard, the Individual Defendants have the responsibility to implement fair and active bidding procedures or other mechanisms for reliably checking the market to assure that the highest price is achieved.

59. As alleged above, the Individual Defendants have violated their fiduciary duties by approving a Merger Agreement that requires the tender of only a majority of all Tufco’s shareholders, thus failing to insulate the process from Bradford who has negotiated for itself a substantial payment that is unavailable to Tufco’s public shareholders.

60. Furthermore, the Individual Defendants breached their fiduciary duties by approving a Merger Agreement that effectively prohibits the Company’s public shareholders from having any voice in whether to accept or reject this transaction, ensuring its inevitable approval, regardless of its terms. This was done notwithstanding the fact that the Merger Price is inadequate and significantly undervalues the Company’s assets and future prospects.

61. As a result of the Individual Defendants’ breaches, Plaintiff and the Class will suffer irreparable injury because Tufco’s stockholders will not receive fair value for their equity interests in the Company.

62. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against Griffin LLC, Parent, and Merger Sub)

63. Plaintiff repeats all previous allegations as if set forth in full herein.

64. As alleged herein, Griffin LLC, Parent, and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for Tufco’s public shareholders. Moreover, Griffin LLC, Parent, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties, by demanding deal protection measures, including the termination fee and the “No Solicitation” provision, in the Merger Agreement. Griffin LLC, Parent, and Merger Sub also offered a Merger Price that did not represent the true intrinsic value of Tufco. Griffin LLC, Parent, and Merger Sub thereby facilitated the Individual Defendants’ breaches of fiduciary duty in the sale of the Company.

65. Griffin LLC, Parent, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Griffin LLC, Parent, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

66. As a result, Plaintiff and the Class members are being irreparably harmed.

67. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiffs counsel as Class counsel;

B. Directing Defendants to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, if the Merger is consummated;

C. In the event the Proposed Transaction is consummated, rescinding it or ordering rescissory damages.

D. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff s attorneys and experts; and

Granting such other and further relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

Jessie Zeldin (Del. Bar No. 3558)
919 Market Street, Suite 1401
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP

Carl L. Stine

Roy Herrera, Jr.

845 Third Avenue

New York, NY 10022

(212) 759-4600

January 13, 2014

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